COCA-COLA AMATIL

A.B.N. 26 004 139 397

Australian Stock Exchange Listing Rules Disclosure

Preliminary Final Report

For the financial year ended 31 December 2005

Contents | **Page**

The information contained in this Report is to be read in conjunction with the last annual report and any announcements to the market by Coca-Cola Amatil Limited during the period.

CCA will host a presentation to analysts and media on 9 February 2006 at 2.30pm, which will be webcast (www.ccamatil.com) with all presentation material posted to CCA's website. A replay of the presentation, including the question and answer session, will be available on the website.

For more information about Coca-Cola Amatil, please visit www.ccamatil.com

For further information, please contact:

Analysts – Kristina Devon +61 2 9259 6185

Media – Sally Loane +61 2 9259 6797

Coca-Cola Amatil Limited

A.B.N. 26 004 139 397

Preliminary Final Report

For the financial year ended 31 December 2005
compared to the prior financial year ended 31 December 2004

Results for announcement to the market

This is the first full year financial report based on Australian equivalents to International Financial Reporting Standards ("AIFRS"), and comparatives for the full financial year ended 31 December 2004 have been restated accordingly.

Group Results				
Revenue from sales of beverages and food ($M)	up	15.6%	to	3,987.5
Total revenue ($M)	up	17.4%	to	4,160.2
Earnings before interest, tax and significant items[1] ($M)	**up**	**10.1%**	to	**570.6**
EBIT margin on revenue from sales of beverages and food	down	0.7 points	to	14.3%
Earnings before interest and tax ($M)	**up**	**10.0%**	to	**570.6**
Profit after tax attributable to members (before significant items)[1] ($M)	**up**	**16.8%**	to	**320.5**
Profit after tax attributable to members ($M)	**up**	**15.9%**	to	**320.5**
Net profit for the period attributable to members ($M)	**up**	**15.9%**	to	**320.5**

	2005 $M	2004 $M
1 Significant items are summarised as follows –		
Profit from disposal of a surplus South Korean property	–	35.2
Rationalisation of certain non-profitable cold drink equipment in South Korea	–	(23.6)
Rationalisation of returnable containers and deposits in Indonesia and South Korea	–	(11.2)
Significant items before tax	–	0.4
Tax (expense)/benefit	–	1.9
Significant items after tax	–	2.3

Group Ratios				
Earnings per share[2]	**up**	**10.2%**	to	**43.3¢**
Return on average capital employed	**down**	**4.1 points**	to	**17.5%**
Net debt to book equity	down	15.1 points	to	149.7%
Net debt to capital employed	**down**	**2.2 points**	to	**60.0%**
Capital expenditure to revenue from sales of beverages and food	up	1.3 points	to	7.4%
EBIT interest cover	down	0.6 times		4.1 times

2 Earnings per share is based on weighted average shares of 739.8 million for the 2005 financial year and 703.5 million for the 2004 financial year.

Dividends	Amount per security	Franked amount per security at 30% tax rate
Final dividend	**17.5¢**	**17.5¢**
Previous corresponding period	15.5¢	15.5¢
The record date for determining entitlements to the dividend	**Friday, 24 February 2006**	

Highlights of 2005 Full Year Results

Coca-Cola Amatil's fifth consecutive year of double-digit earnings growth:

- **Net profit** (before significant items) increased by 16.8% to $320.5 million.
- **Earnings per share** (before significant items) increased by 11.0% to 43.3 cents.
- **Operating cash flow** increased by 14.2% to $435.2 million.
- **Final dividend per share** increased by 12.9% to 17.5 cents and is fully franked. Total dividends per share for 2005 increased by 12.5% to 31.5 cents, fully franked.

CCA delivered a strong result in 2005 against the backdrop of higher cost of goods sold (COGS) and competitive trading conditions. EBIT (before significant items) increased by 10.1% to $570.6 million on sales revenue growth of 15.6% due to strong results from Australia and Indonesia and a 10 month contribution from SPC Ardmona (SPCA).

- **Australia** achieved EBIT growth of 5.3% (up $23.0 million to $455.5 million), growing margins from 21.2% to 21.4%. This is a solid result for the business in a year characterised by higher cost of goods sold and a softer consumer environment. CCA maintained market share in foodstores despite increased price competition, a testament to the strength of the brand portfolio.
- **Pacific** (New Zealand & Fiji) In local currency, New Zealand increased sales revenue by 2.5% while Fiji delivered growth of 11.1%. The region however recorded an EBIT decline of 12.1% to $72.0 million, due to a combination of greater price competition and weaker revenue in foodstores. As a result, the New Zealand business did not fully recover COGS increases for 2005.
- **South Korea** The South Korean business achieved overall volume growth of 2.7% with a stronger performance in the second half, growing volumes 6.8%. Minute Maid continued to perform well, achieving the number two position in the 100% Orange Juice segment after only seven months in the market. The full year EBIT loss was $6.6 million with the second half EBIT loss of $7.5 million being a $0.8 million improvement on the 2004 performance (before significant items) and better than guidance.
- **Indonesia & PNG** achieved an outstanding 32.4% growth in EBIT (before significant items) to $42.9 million. In local currency terms, Indonesia grew sales revenue by 13.2% and EBIT by 49.6%. This excellent result was driven by improved in-market execution which saw electric cold drink coolers and the customer base grow by over 20%. The result was achieved in a challenging environment which saw significant fuel price increases and inflation in 2005. PNG delivered its best ever result with local currency EBIT up over 50%.
- **SPC Ardmona** In the first ten months under CCA ownership, SPCA delivered EBIT of $45.7 million. This was a good result given the increased competition from imported private label products and the stronger Australian dollar which impacted SPCA's international business performance.

Overview

In 2005, Coca-Cola Amatil (CCA) continued to deliver on its commitment to consistently improve financial returns, delivering its fifth consecutive year of double-digit earnings growth.

- **Net profit (before significant items) increased by 16.8% to $320.5 million**
- **Net profit (after significant items) increased by 15.9% to $320.5 million**
- **Earnings per share (before significant items) increased by 11.0% to 43.3 cents**
- **Earnings per share (after significant items) increased by 10.2% to 43.3 cents**
- **EBIT (before significant items) increased by 10.1% to $570.6 million**
- **Return on capital employed was 17.5%, down 4.1 percentage points due principally to the first time inclusion of SPCA**
- **Operating cash flow increased by 14.2% to $435.2 million**
- **Capex to sales ratio was 7.4%**
- **Dividends per share for the full year increased by 12.5% to 31.5 cents, fully franked, and represents a payout ratio of 73.5%**

Coca-Cola Amatil's Group Managing Director, Mr Terry Davis said, "CCA has delivered a strong result for the business against the backdrop of higher cost of goods sold, softer economic conditions and a more competitive marketplace.

"The Group's healthy EBIT margin of 14.3% is testimony to the strength of the brand portfolio and to the discipline applied in revenue and cost management. The joint commitment of CCA and The Coca-Cola Company to invest in the brand portfolio through product and package innovation, backed by strong marketing programmes, has resulted in the continued growth and profitability of the beverage category for CCA and its customers. This commitment gives us the necessary capability to manage the key variables of price, volume and product mix to meet our growth objectives.

"CCA continued to drive product and package innovation, with 74 new products launched in 2005 including Minute Maid in South Korea, Frestea Green Tea in Indonesia, Sprite Zero in Australia, Coke flavour extensions in New Zealand and Fridge Pack extensions for SPCA. Our strategy of providing the right product in the right pack, delivered through the right channel at the right price, for the right consumption occasion continues to grow per capita consumption of our brands."

At the business unit level, strong results were delivered by Australia, Indonesia, PNG and Fiji. Mr Davis said, "The Indonesian business has undoubtedly delivered the standout result for the year with local currency earnings growth of 50% as the business benefits from improved in-market execution, which is helping to drive consumption of CCA's products. It was also pleasing to see South Korea achieve volume growth in an environment where weak consumer demand saw the total non-alcoholic ready to drink market decline in 2005."

The solid earnings result was achieved on revenues of $4.0 billion, with beverage revenue up 5.4% to $3.6 billion and SPCA contributing $351.9 million in its first ten months. The strong growth in net profit of 16.8% includes the benefit of an $11.2 million reduction in the overseas withholding tax provision, arising from a restructure, which has had the effect of lowering the effective tax rate to 25.5%.

The ongoing strength of CCA's business is reflected in the 12.9% increase in the final dividend to 17.5 cents per share. Mr Davis said, "Over the last four years, CCA has grown dividends paid to shareholders by 125%, increasing the payout from 47.4% to a record 73.5% of net profit and the level of franking from 50% to 100%."

South Korean Operating Cost Improvements
CCA has achieved two major breakthroughs in addressing its high operating cost base in South Korea.

1. The Company has reached agreement with the Unions to redeploy 200 employees from distribution into merchandising roles. This will improve CCA's overall effectiveness in South Korea by significantly strengthening the size of the sales force while allowing for up to 40% of physical distribution to be outsourced, reducing CCA's distribution costs.

2. CCA has commenced a significant early retirement plan (ERP) to South Korean employees. If the take up meets expectations, it will result in a reduction in South Korea's full time equivalent employee base of approximately 6% (or around 150 people) and cost between $10 million and $20 million. The total cost and employee uptake is expected to be determined by the end of April 2006.

These initiatives will materially lower the cost of doing business in South Korea and cost recovery will flow through progressively from the second half of 2006.

Trading Outlook for 2006
Mr Davis said, "The growth in 2006 will be underpinned by the strong new product pipeline, led by the launch of Coca-Cola Zero in Australia and New Zealand. The brands will be backed by higher levels of marketing spend from both CCA and The Coca-Cola Company reinforcing the portfolio's leadership position. Whilst it is early in the year, this makes us confident of continued growth in EBIT for 2006."

Detailed below are the key factors that are likely to impact on CCA's 2006 results:

Revenue Drivers:
<u>Coca-Cola Zero</u> – In January 2006, CCA Australia undertook it's biggest ever product launch. Coca-Cola Zero, with real taste of Coca-Cola and zero sugar, is a significant initiative by the Coca-Cola system to meet consumer demand for lower calorie beverages.

The Coca-Cola Company (TCCC) and CCA's $18 million launch campaign included an unprecedented integrated media program, accelerated cooler placements and extensive in-field merchandising.

In mid-January, a 1,000 strong Market Impact Team (MIT) joined CCA's sales force for a two week intensive merchandising effort. The MIT consisted of local CCA employees redeployed from non-sales roles and 198 international employees from 42 countries within the Coca-Cola system.

Customer and consumer response to the launch has been overwhelming, far exceeding expectations. CCA's monthly budget for Coca-Cola Zero was achieved within the first two weeks of January and strong growth has continued into February. The first two week period of scan data indicates that the total cola category grew 25% in foodstores, with Coca-Cola brands up significantly. Reorder rates in February continue to exceed expectations.

<u>Australia</u> – In 2006, CCA expects continued momentum from the Australian business with a strong new product pipeline led by Coca-Cola Zero. In growing CCA's category leadership, increased pricing and other revenue management initiatives will be undertaken to recover increased cost of goods sold. In February 2006, price rises of around 4% were taken in foodstores.

New Zealand – CCA expects to deliver earnings improvements for New Zealand in 2006 driven by improved performance with our major customers and the launch of Coca-Cola Zero which commenced in late January. Price rises of 4% will be taken in the first quarter to recover increased cost of goods sold.

South Korea – The South Korean business is expected to return to profitability in 2006 with continued momentum in volume growth underpinned by Minute Maid, new non-carbonated soft drink products, further gains in in-market execution and stronger marketing programmes from TCCC. Revenue management discipline will be a continued focus for 2006 and is expected to generate improvements in revenue per case.

Cost Drivers:
COGS – Higher commodity prices will result in increases in cost of goods sold per case for beverages of 6% to 7% and 6% to 8% for the food business.

TCCC relationship – TCCC concentrate pricing and marketing expenditure is negotiated on a country by country basis and in 2006 there has been no change to the protocols that were in place for 2005. We would expect marketing spend by both TCCC and CCA to increase in 2006 given the significant joint investment in the launch of Coca-Cola Zero and continued growth of the Minute Maid juice portfolio in South Korea.

Financial Measures:
Capital expenditure – Capex is expected to be between 5% to 6% of revenue for base capex, 2% to 3% for infrastructure related expenditure and less than 1% for returnable containers. The major infrastructure projects over the next three years include the $250 million Sydney and Auckland automated warehousing developments and the $15 million warehouse consolidation for SPCA. These automated warehouses represent significant investments in enhancing customer service while reducing supply chain costs. CCA expects to reduce turnaround time for customer orders, increase pick accuracy and improve labour productivity.

Dividend payout ratio – CCA expects to be able to maintain fully franked dividends for at least the next two years with a payout range of between 70% and 80% of net profit.

Effective tax rate – The 2006 effective tax rate is expected to be within the range of 29% to 30%, depending on the mix of earnings for the year.

One-off costs – The one-off cost of the South Korean Early Retirement Plan (ERP) is expected to be in the range of $10 million to $20 million.

Financial Commentary

Capital Employed

$A million	2005	2004	*Change*
Working capital	**728.6**	494.6	*234.0*
Property, plant & equipment	**1,512.5**	1,221.7	*290.8*
IBAs & intangible assets	**1,998.4**	1,445.6	*552.8*
Deferred income tax liability	**(341.9)**	(359.8)	*17.9*
Other net assets	**(340.1)**	(332.8)	*(7.3)*
Capital Employed	**3,557.5**	2,469.3	*1,088.2*
ROCE	**17.5%**	21.6%	*(4.1 pts)*
Working capital / sales – Beverages	**12.2%**	13.0%	*(0.8 pts)*
Working capital / sales – Food	**67.0%**	-	*n/a*

Capital employed increased by $1.1 billion in 2005, primarily reflecting the inclusion of SPCA ($815.9 million). The investment in bottler agreements (IBA) and intangible assets increased $131.1 million in addition to the impact of SPCA, reflecting the acquisition of the Northern Territory Coca-Cola franchise, the buyout of the Indonesian minorities, Grinders and the impact of FX translation on IBA values. The balance of the increase in capital employed primarily reflects up-weighted capital expenditure.

As a result of the first time inclusion of SPCA, group ROCE declined 4.1 percentage points to 17.5%. ROCE for the beverage business declined slightly over the year due to higher capex for infrastructure under construction, and lower returns from New Zealand and South Korea.

A highlight for 2005 was the improved working capital position for the beverage business. Working capital to sales reduced by 0.8 percentage points to 12.2%, a result of improved inventory and debtor management.

Net Debt & Interest Cover

$A million	2005	2004	*Change*
Net Debt			
Interest bearing liabilities	**2,301.2**	1,588.7	*712.5*
Derivatives – debt related	**146.5**	228.0	*(81.5)*
Less: Cash	**(315.0)**	(279.9)*(35.1)*	
	2,132.7	1,536.8	*595.9*
Net debt / equity	**150%**	165%	
Interest cover (EBIT / net interest)	**4.1x**	4.7x	

The increase in net debt of $595.9 million was primarily attributable to the $241.8 million in cash paid for the SPCA acquisition and the $225.5 million in net debt acquired from SPCA.

CCA's net borrowing expense rose by $29.5 million to $140.5 million reflecting the impact of the SPCA acquisition. Interest cover remained strong at 4.1 times EBIT.

The new financial instruments standard requires derivatives to be accounted for and disclosed in the balance sheet differently to prior periods. Derivatives include both debt and non-debt related components with the debt related components forming a part of CCA's net debt calculation. Note 10 of the ASX release includes a reconciliation of net debt.

Capital Expenditure

	2005	2004	*Change*
Capital expenditure / sales revenue			
Australia	**7.8%**	6.3%	*1.5 pts*
Pacific (New Zealand & Fiji)	**5.8%**	5.4%	*0.4 pts*
South Korea	**6.7%**	6.2%	*0.5 pts*
Indonesia & PNG	**9.0%**	6.1%	*2.9 pts*
SPCA	**6.2%**	-	*n/a*
CCA group	**7.4%**	6.1%	*1.3 pts*

Capital expenditure increased by $84.9 million to $296.7 million, or 7.4% of sales, due to increased in spending in Australia, Indonesia, South Korea and the first time inclusion of SPCA.

Australia commenced development of the $180 million Sydney automated warehousing and distribution facility. This project will lead to significantly enhanced customer service through reduced turnaround time for customer orders and increased pick accuracy. It will also lead to a reduction in supply chain costs as productivity improves and the number of pallet movements reduces. The major expenditure for 2005 was the purchase of land for around $30 million.

In Indonesia and South Korea, higher levels of capital expenditure were directed to cold drink coolers as CCA focuses on increasing availability of cold drink to drive per capita consumption of our products. In South Korea the cooler base increased 32% while electric coolers grew 20% in Indonesia and 60,000 ice chests were placed, up 60%.

Capex to sales of 7.4% includes expenditure on returnable containers of 0.6% of sales (comprising 0.8% of sales in South Korea and 5.4% of sales in Indonesia). Previous guidance excluded returnable containers.

Taxation

The effective taxation rate for the Group in 2005 was 25.5%, compared to 32.6% in 2004 (before significant items), versus an average effective rate of 31.4% over the last three years. The effective tax rate was lower than previous years due primarily to a reduction in the overseas withholding tax provision. $11.2 million of this reduction related to a restructure that achieved a more efficient withholding tax structure for South Korea.

Cash Flow

For 2005 CCA generated operating cash flow of $435.2 million and free cash flow of $141.3 million, as follows:

$A million	2005	2004	*Change*
EBIT (before significant items)	**570.6**	518.3	*52.3*
Depreciation & amortisation	**182.6**	166.4	*16.2*
Change in working capital	**(24.3)**	(2.0)	*(22.3)*
Net Interest paid	**(134.8)**	(109.8)	*(25.0)*
Taxation paid	**(147.7)**	(176.8)	*29.1*
Other	**(11.2)**	(15.1)	*3.9*
Operating Cash Flow	**435.2**	381.0	*54.2*
Capital expenditure	**(296.7)**	(211.8)	*(84.9)*
Proceeds from sale of PPE & other	**2.8**	67.3	*(64.5)*
Free Cash Flow	**141.3**	236.5	*(95.2)*

Operating cash flow increased $54.2 million to $435.2 million. The cash flow benefited from increased earnings in 2005, the cycling of a $50 million one-off tax payment in 2004 and was partially offset by higher working capital since the acquisition of SPCA.

Free cash flow was $95.2 million lower than last year due mainly to an $84.9 million increase in capital expenditure.

Dividend

	2005	2004	*Change*
Final Dividend per Share (cents) – 6 months	**17.5c**	15.5c	*12.9%*
Total Dividends per Share (cents) – 12 months	**31.5c**	28.0c	*12.5%*
Franking	**100%**	100%	
Payout ratio	**73.5%**	72.2%	

Over the past four years CCA has grown dividends paid to shareholders by 125%, increasing the payout from 47.4% to a record 73.5% of net profit and the level of franking from 50% to 100%.

For 2005, total dividends increased by 12.5% to 31.5 cents per share. The final dividend increased by 12.9% to 17.5 cents per share fully franked (at the 30% corporate tax rate). The Record Date for determining dividend entitlements is 24 February 2006 and the final dividend will be paid on 3 April 2006.

CCA continues to expect that it will be able to fully frank its dividends for at least the next two years.

Operational Review of Performance

Australia

	2005	2004	*Change*
Revenue from sales of beverages ($ million)	**2,125.1**	2,041.6	*4.1%*
Revenue per unit case	$6.60	$6.32	*4.4%*
Sales Volume (million unit cases)	322.0	322.9	*(0.3%)*
EBIT ($ million)	**455.5**	432.5	*5.3%*
EBIT Margin	**21.4%**	21.2%	*0.2pts*
Capital Expenditure to Revenue	**7.8%**	6.3%	

The Australian business achieved EBIT growth of 5.3% on revenue growth of 4.1%. This is a solid result in a non-alcoholic ready to drink (NARTD) beverage market that experienced softer demand, due to higher fuel prices and generally lower consumer spending. Increases in commodity costs, including PET resin, aluminium and sugar, were recovered through higher pricing and other revenue management initiatives.

CCA continued to demonstrate the strength of its brand portfolio, maintaining its market share in foodstores in 2005. CCA's pricing discipline and category leadership strategy continues to deliver a sustainable platform for growing customer and consumer relationships.

The Australian business has continued to benefit from the execution of the key business drivers during 2005.

- **Product & Package Innovation:** Major carbonated soft drink (CSD) launches for 2005 included Sprite Zero and Coke with Lime. Sprite Zero has been a great success, growing total Sprite revenue by 10%. CSD brands again delivered positive revenue growth, led by diet CSDs, with diet Coke growing more than 8%. The diet category has delivered 10% revenue growth per annum over the past three years as consumers shift to lower calorie beverage options. The launch of Coca-Cola Zero in January 2006 will give a significant boost to CCA's low calorie CSD portfolio.
- **Non-Carbonated Beverages Expansion:** CCA's non-carbonated beverages delivered another solid year of growth, accounting for over 20% of CCA's Australian revenue. Growth was led by water, with Mount Franklin and Pump both growing revenue around 15% in 2005. Fruitopia J, Classic and Alive (launched mid 2005) contributed 3 million unit cases of additional volume.
- **Cold Drink Placement:** CCA's cooler placement program continues to drive strong performances in both the convenience & leisure and foodstores channel, with a 12% net increase in cold drink coolers in the year.
- **Outlet Expansion:** Retail customer numbers grew, in net terms, by almost 4%. This growth has been achieved from a focus on ranging our products in non-traditional outlets including pharmacies and newsagents and by growing the hotel, restaurant and café segment.

Pacific (New Zealand & Fiji)

	2005	2004	*Change*
Revenue from sales of beverages ($ million)	**451.9**	427.2	*5.8%*
Revenue per unit case	$6.73	$6.31	*6.7%*
Sales Volume (million unit cases)	67.1	67.7	*(0.9%)*
EBIT ($ million)	**72.0**	81.9	*(12.1%)*
EBIT Margin	**15.9%**	19.2%	*(3.3pts)*
Capital Expenditure to Revenue	**5.8%**	5.4%	

Second half New Zealand trading was affected by a further softening in consumer confidence and spending with nine interest rate rises in the last two years impacting discretionary spending. In local currency, New Zealand increased sales revenue by 2.5% while Fiji delivered a strong 11.1% revenue growth. Local currency case rates increased 4.6% in New Zealand, a result of price increases taken in July as well as a mix shift to higher value, lower margin products including juice. Softer demand, combined with high levels of price competition in key categories throughout the year, meant that the New Zealand business did not fully recover COGS increases for 2005.

New Zealand:

- **Product & Package Innovation:** The carbonated soft drink (CSD) category was supported by the introduction of Coke and diet Coke with Raspberry, Coke and diet Coke with Citra and L&P Sweet As. Low calorie CSDs continued to experience strong growth with diet Coke revenue up 10%. Like Australia, the launch of Coca-Cola Zero in February 2006 will give a significant boost to CCA's low calorie CSD portfolio.
- **Non-Carbonated Beverage Expansion:** CCA's water and sports categories continue to perform well with revenue growth of over 20% led by Pump, Kiwi Blue and Powerade. The juice category returned to profitability in the last quarter following the introduction of the Keri 3 Litre Easy Grip pack and price rises in September. CCA gained market share in juice year on year, growing to 34.6% of the category in December 2005.
- **Cold Drink Placement:** CCA's cooler placement program continues with a 10% increase in the cooler base. Cooler placement has been focused in the HORECA channel. At the end of 2005, CCA had approximately 24,000 cold drink coolers in the New Zealand market.
- **Supply Chain Improvement:** Development of the NZ$80 million warehousing facility, being built on CCA's existing manufacturing facility in Auckland, has commenced and is expected to be completed by early 2008. This project will lead to significantly enhanced customer service and reduced supply chain costs.

Fiji delivered a strong full year result with local currency sales revenue growing 11.1% combined with solid EBIT margins.

South Korea

	2005	2004	Change
Revenue from sales of beverages ($ million)	**630.7**	561.5	*12.3%*
Revenue per unit case	$5.01	$4.58	*9.4%*
Sales Volume (million unit cases)	126.0	122.7	*2.7%*
EBIT (before significant items) ($ million)	**(6.6)**	4.6	*n/a*
EBIT Margin	**(1.0%)**	0.8%	*(1.8pts)*
Capital Expenditure to Revenue	**6.7%**	6.2%	

In 2005 CCA successfully broadened its portfolio of beverages in South Korea with the launch of Minute Maid extending the CCA offering into the health and well being segment. A return to growth in volumes for the region was achieved despite a continuing difficult external trading environment. Overall volume growth increased 2.7% in 2005 with second half volumes growing 6.8%. In local currency terms, revenue growth for the year was up 3.7% with a stronger 10.2% increase in the second half. The full year EBIT loss was $6.6 million with the second half EBIT loss of $7.5 million being a $0.8 million improvement on the 2004 performance (before significant items) and better than guidance.

The South Korean business achieved some significant milestones for the year including a 32% increase in the number of coolers in the trade, improved merchandising of products which has led to gains in shelf space and implementation of initiatives to reduce the high operating cost base of the business. While there have been some signals that the South Korean economy is starting to improve, the total NARTD market for the year was down 6.6% in the foodstores channel and 3.8% in the convenience channel. CCA gained both volume and value share of the NARTD market over the year due to the launch of Minute Maid and improvements in in-market execution.

- **Carbonated Soft Drink Performance:** Brand Coca-Cola achieved both volume and revenue growth in the second half due to a significant focus on trade execution standards and increases in marketing spend by TCCC.
- **Non-Carbonated Beverage Expansion:** The launch of Minute Maid has strengthened the South Korean portfolio and after seven months represents approximately 10% of sales revenue on an annualised basis. By December 2005 Minute Maid had become the number 2 brand in 100% Orange Juice with a share just over 17%. Non-carbonated beverages accounted for 24% of sales revenue in the second half, up from 19% in 2004.
- **Cold Drink Placement:** The South Korean cooler placement program continued with a 32% net increase in coolers in 2005 which also contributed to the volume growth in the second half.
- **Cost Reductions:** CCA is redeploying 200 employees into merchandising roles, increasing the size of the sales force by over 20%. CCA is also offering an early retirement plan to employees that is expected to result in a reduction in the full time equivalent employee base of around 6%, or 150 employees, from distribution, back office and head office areas. These initiatives will significantly lower the cost of doing business in South Korea.

Indonesia & PNG

	2005	2004	*Change*
Revenue from sales of beverages ($ million)	**427.9**	419.8	*1.9%*
Revenue per unit case	$3.45	$3.71	*(7.0%)*
Sales Volume (million unit cases)	124.0	113.1	*9.6%*
EBIT (before significant items) ($ million)	**42.9**	32.4	*32.4%*
EBIT Margin	**10.0%**	7.7%	*2.3pts*
Capital Expenditure to Revenue	**9.0%**	6.1%	

The Indonesian business delivered a standout result in 2005 as it continued to build on the gains made in 2004. Improved in-market execution helped to drive increased consumption of CCA's products and has been well supported by increased brand investment from TCCC.

In local currency terms, Indonesia delivered its highest ever sales revenue and EBIT, with sales revenue growth of 13.2% and EBIT growth of 49.6% (before significant items). However, due to the 11% depreciation of the Indonesian Rupiah over the period, EBIT in Australian dollars for the region showed an increase of only 32.4% to $42.9 million. While the Indonesian business has benefited from the abolishment of the 10% luxury goods tax on carbonated soft drinks, the external market conditions continued to be challenging with natural disasters, currency fluctuations and the removal of the fuel subsidy by the Indonesian Government.

Indonesia:

- **Expanding the Soft Drink Culture:** CCA's strategies in building a stronger soft drink culture in Indonesia continues to gain momentum by increasing the availability and presence of the brands as well as building stronger customer relationships in the fast growing modern channel. The 9.3% volume growth in 2005 was achieved in both the modern and traditional channels with revenue from CSDs growing by 12%, in local currency terms, led by brand Coca-Cola, Sprite and Fanta.
- **Product & Package Innovation:** In 2005, major new product launches included Powerade and Frestea Green Tea. The CSD portfolio was expanded through the introduction of package size and flavour extensions including PET 500ml and one litre Sprite Ice, a range of Fanta extensions and a major focus on multi-pack cans.
- **Outlet expansion:** In 2005, Indonesia's active customer base grew by 26%. The Modern foodstores channel grew by 35% and now represents 14% of Indonesian volume, up from only 6% five years ago. Traditional foodservice has also grown strongly, driven by the rollout of cold drink coolers, a dedicated sales force to the channel and the successful implementation of stronger sales disciplines which has resulted in market share gains.
- **Cold Drink Placement:** Acceleration of the cooler placement program continued and remains a key element of the strategy to increase the presence and availability of cold product. Cooler numbers increased by 20% in 2005 and 60,000 ice chests were placed in the trade, an increase of 60% for the year.

PNG delivered a strong full year result with local currency sales revenue growing 7.1% combined with solid EBIT margins.

SPC Ardmona

	10 months		
	2005	**2004**	*Change*
Revenue from sales of food ($ million)	**351.9**	n/a	n/a
EBIT ($ million)	**45.7**	n/a	n/a
EBIT Margin	**13.0%**	n/a	n/a
Capital Expenditure to Revenue	**6.2%**	n/a	

For the first ten months under CCA ownership, SPCA delivered a solid earnings result with EBIT of $45.7 million, which was slightly ahead of CCA's expectations. This was despite the impact of a softer consumer environment in Australia as well as an intensifying competitive environment which saw greater competition from imported private label products. The business was also affected by increased costs from oil price increases on domestic and international freight, with the strong Australian dollar impacting on international margins.

2005 has been a year of transition for SPCA with investments in customer service capability to strengthen key relationships, and capital commitments made to warehouse consolidation and capacity expansion to build a stronger operating platform for the future.

- **Product & Package Innovation:** SPCA, developer of the unique re-sealable Fridge Pack, extended the range in 2005 with Beetroot, Pink Lady Apple and Pineapple offerings. The re-sealable Fridge Pack, aimed at accessing the snack and breakfast market, has contributed to significant growth in the fruit category with SPCA's share, growing from nothing to 22% in just three years. Going forward, the focus will be on increasing the convenience of packaging and shifting a greater range of products to the high growth plastic re-sealable containers.
- **New Channel Opportunities:** One of SPCA's key revenue growth opportunities is to leverage CCA's distribution capabilities to take SPCA products into new channels. In October 2005, SPCA successfully trialled its Goulburn Valley snack pack range in the convenience and petroleum channel.
- **Supply Chain Improvements:** Warehouse consolidation has commenced with the construction of a $15 million warehouse, adjacent to the current Shepparton manufacturing facility. SPCA will reduce the number of offsite finished goods warehouses from 12 to 2 with expectations of savings to be in excess of $2.0 million per annum. The new facility is expected to be operational by the end of 2006. In addition, SPCA will drive manufacturing efficiencies by increasing capacity by 30% for the high growth re-sealable plastic fruit packs and achieve cost reduction in the post production, labelling and handling activities through upgrading of manufacturing equipment. In 2006, SPCA will commence trialling alternative production methods that will allow for the production of more fruit based products out of the main fruit season. This should reduce inventory peaks, increase ability to pack to order and better utilise the permanent work force.

ENDS

Income Statements
Coca-Cola Amatil Limited and its controlled entities

For the financial year ended 31 December 2005

	Refer Note	CCA Group 2005 $M	2004 $M
Revenues before finance income	4	**4,149.6**	3,525.1
Expenses before finance costs	5	**(3,579.0)**	(3,006.4)
Earnings before interest and tax	7		
Before significant items		**570.6**	518.3
Significant items		**-**	0.4
		570.6	518.7
Net finance costs			
Finance costs	5	**(151.1)**	(128.7)
Finance income	4	**10.6**	17.7
		(140.5)	(111.0)
Profit before income tax expense	4 & 5	**430.1**	407.7
Income tax expense	6		
Before significant items		**(109.6)**	(132.6)
Significant items		**-**	1.9
		(109.6)	(130.7)
Profit		**320.5**	277.0
Profit attributable to outside equity interests		**-**	(0.4)
Profit attributable to members of Coca-Cola Amatil Limited		**320.5**	276.6
		¢	¢
Earnings per share (EPS)			
Basic EPS		**43.3**	39.3
Diluted EPS		**43.1**	39.1
Before significant items –			
Basic EPS		**43.3**	39.0
Diluted EPS		**43.1**	38.7
Dividends paid	9		
Prior year final dividend paid per ordinary share		**15.5**	13.0
Current year interim dividend paid per ordinary share		**14.0**	12.5

Notes appearing on pages 19 to 42 to be read as part of the financial statements.

Balance Sheets

Coca-Cola Amatil Limited and its controlled entities

As at 31 December 2005

	Refer Note	CCA Group 2005 $M	2004 $M
Current assets			
Cash assets		**315.0**	279.9
Trade and other receivables		**636.1**	517.0
Inventories		**595.9**	384.0
Prepayments		**72.8**	58.6
Current income tax assets		**20.0**	–
Derivatives	10	**56.9**	–
		1,696.7	1,239.5
Non-current assets held for sale		**9.8**	8.5
Total current assets		**1,706.5**	1,248.0
Non-current assets			
Trade and other receivables		**16.7**	15.6
Investments in securities		**–**	0.1
Investments in bottlers' agreements		**1,506.4**	1,423.6
Property, plant and equipment		**1,512.5**	1,221.7
Intangible assets		**492.0**	22.0
Prepayments		**10.5**	8.4
Deferred income tax assets		**0.8**	1.1
Defined benefit superannuation plan asset		**1.0**	4.8
Derivatives	10	**–**	0.2
Total non-current assets		**3,539.9**	2,697.5
Total assets		**5,246.4**	3,945.5
Current liabilities			
Trade and other payables		**503.4**	406.4
Interest bearing liabilities		**552.4**	377.3
Current income tax liabilities		**50.6**	62.7
Provisions		**68.6**	52.1
Accrued charges		**297.1**	225.0
Derivatives	10	**81.3**	73.7
Total current liabilities		**1,553.4**	1,197.2
Non-current liabilities			
Interest bearing liabilities		**1,748.8**	1,211.4
Provisions		**65.0**	70.0
Deferred income tax liabilities		**341.9**	359.8
Defined benefit superannuation plan liability		**20.8**	20.1
Derivatives	10	**91.7**	154.5
Total non-current liabilities		**2,268.2**	1,815.8
Total liabilities		**3,821.6**	3,013.0
Net assets		**1,424.8**	932.5
Equity			
Share capital	8	**1,982.1**	1,671.5
Shares held by equity compensation plans		**(11.9)**	(10.0)
Reserves		**151.8**	64.1
Accumulated losses		**(697.2)**	(799.8)
Equity attributable to members of Coca-Cola Amatil Limited		**1,424.8**	925.8
Outside equity interests in controlled entities		**–**	6.7
Total equity		**1,424.8**	932.5

Notes appearing on pages 19 to 42 to be read as part of the financial statements.

Cash Flow Statements

Coca-Cola Amatil Limited and its controlled entities

For the financial year ended 31 December 2005

	Refer Note	CCA Group 2005 $M	2004 $M
Inflows/(outflows)			
Cash flows from operating activities			
Receipts from customers		**4,077.6**	3,540.1
Payments to suppliers and employees		**(3,360.7)**	(2,874.0)
Dividends received		**0.8**	1.5
Finance income received		**10.8**	17.7
Interest and other finance costs paid		**(145.6)**	(127.5)
Income taxes paid		**(147.7)**	(176.8)
Net cash flows from operating activities		**435.2**	381.0
Cash flows from investing activities			
Proceeds from –			
disposal of a surplus South Korean Property		**-**	58.3
disposal of property, plant and equipment		**10.2**	9.1
Payments for –			
additions of property, plant and equipment		**(296.7)**	(211.8)
acquisitions of entities and operations (net)	14	**(314.4)**	(43.9)
additions of other non-current assets		**(7.4)**	(0.1)
Net cash flows used in investing activities		**(608.3)**	(188.4)
Cash flows from financing activities			
Proceeds from issue of shares		**24.9**	31.0
Proceeds from borrowings		**1,996.8**	509.1
Borrowings repaid		**(1,616.1)**	(546.2)
Dividends paid		**(204.5)**	(169.9)
Net cash flows from/(used in) financing activities		**201.1**	(176.0)
Net increase in cash and cash equivalents		**28.0**	16.6
Cash and cash equivalents held at the beginning of the financial year		**279.3**	259.9
Exchange rate adjustments to cash and cash equivalents held at the beginning of the financial year		**6.5**	2.8
Cash and cash equivalents held at the end of the financial year	12	**313.8**	279.3

Notes appearing on pages 19 to 42 to be read as part of the financial statements.

Statements of Changes in Equity

Coca-Cola Amatil Limited and its controlled entities

For the financial year ended 31 December 2005

CCA Group	Refer Note	Equity attributable to members of Coca-Cola Amatil Limited: Share capital $M	Shares held by equity compensation plans $M	Reserves $M	Retained earnings/ (accumulated losses) $M	Total $M	Outside equity interests $M	Total equity $M
At 1 January 2004 (AGAAP)	3i)	1,631.1	–	(419.0)	1,696.5	2,908.6	13.1	2,921.7
Adjustment on transition to all AIFRS net of tax, excluding AASB 132[1] and AASB 139[2]		–	(9.3)	430.6	(2,593.6)	(2,172.3)	(6.0)	(2,178.3)
At 1 January 2004 – adjusted	3i)	1,631.1	(9.3)	11.6	(897.1)	736.3	7.1	743.4
Transactions recognised directly in equity –								
Currency translation differences		–	–	46.5	–	46.5	(0.8)	45.7
Movement in –								
Unvested shares held by equity compensation plans		–	(0.7)	0.7	–	–	–	–
Share based remuneration plans		–	–	5.3	–	5.3	–	5.3
Total of transactions recognised directly in equity		–	(0.7)	52.5	–	51.8	(0.8)	51.0
Profit		–	–	–	276.6	276.6	0.4	277.0
Total changes in equity other than those arising from transactions with equity holders		–	(0.7)	52.5	276.6	328.4	(0.4)	328.0
Transactions with equity holders –								
Movement in ordinary shares	8	40.4	–	–	–	40.4	–	40.4
Dividends appropriated	9	–	–	–	(179.3)	(179.3)	–	(179.3)
Total of transactions with equity holders		40.4	–	–	(179.3)	(138.9)	–	(138.9)
At 31 December 2004	3i)	1,671.5	(10.0)	64.1	(799.8)	925.8	6.7	932.5
Adjustment on transition to AASB 132[1] and AASB 139[2], net of tax		–	–	(6.8)	(3.4)	(10.2)	–	(10.2)
At 1 January 2005 – adjusted		1,671.5	(10.0)	57.3	(803.2)	915.6	6.7	922.3
Transactions recognised directly in equity –								
Currency translation differences		–	–	59.2	–	59.2	–	59.2
Movement in –								
Unvested shares held by equity *compensation plans*		–	(1.9)	1.4	–	(0.5)	–	(0.5)
Share based remuneration plans		–	–	6.7	–	6.7	–	6.7
Derivatives		–	–	27.2	–	27.2	–	27.2
Total of transactions recognised directly in equity		–	(1.9)	94.5	–	92.6	–	92.6
Profit		–	–	–	320.5	320.5	–	320.5
Total changes in equity other than those arising from transactions with equity holders		–	(1.9)	94.5	320.5	413.1	–	413.1
Transactions with equity holders –								
Movement in ordinary shares	8	354.3	–	–	–	354.3	–	354.3
Cancellation of non-participating shares	8	(43.7)	–	–	–	(43.7)	–	(43.7)
Dividends appropriated	9	–	–	–	(214.5)	(214.5)	–	(214.5)
Acquisition of outside equity interests	14	–	–	–	–	–	(6.7)	(6.7)
Total of transactions with equity holders		310.6	–	–	(214.5)	96.1	(6.7)	89.4
At 31 December 2005		1,982.1	(11.9)	151.8	(697.2)	1,424.8	–	1,424.8

1 AASB 132 "Financial Instruments: Disclosure and Presentation", as applicable from 1 January 2005.

2 AASB 139 "Financial Instruments: Recognition and Measurement", as applicable from 1 January 2005.

Notes appearing on pages 19 to 42 to be read as part of the financial statements.

1. Basis of Financial Report Preparation continued

a) Transition to AIFRS continued

ii) AASB 1 transitional exemptions continued

- Exemption from the requirement to restate comparative information for AASB 132 and AASB 139
  The Group has elected to adopt this exemption and has applied AASB 132 "Financial Instruments: Disclosure and Presentation" and AASB 139 "Financial Instruments: Recognition and Measurement" from 1 January 2005.

iii) Early adoption
In preparing the comparative figures, the Group has elected to early adopt AASB 119 "Employee Benefits" as issued in December 2004. In adopting this standard, the Group has opted to take the "corridor" approach to accounting for actuarial gains and losses in relation to the Group's defined benefit superannuation plans. Refer to accounting policy s) Employee benefits – pensions and post retirement benefits in Note 2.

No other Australian Accounting Standards issued but not yet effective have been early adopted. It is not considered early adoption of these standards would have a material impact on the results of the Group.

b) Principles of consolidation

The consolidated financial statements of the Group include the parent entity, Coca-Cola Amatil Limited and its controlled entities. Controlled entities include special purpose entities over which the Group has the power to govern financial and operating policies.

The financial statements include the information and results of each controlled entity from the date on which the Company obtains control and until such time as the Company ceases to control the entity.

In preparing the consolidated financial statements, the effects of all transactions between entities in the Group have been eliminated.

The financial statements of controlled entities have been prepared for the same reporting period as the parent entity, using consistent accounting policies. Adjustments have then been made to bring into line any dissimilar accounting policies that may exist across the Group.

c) Use of estimates

In conforming with generally accepted accounting principles, the preparation of financial statements for the Group requires management to make estimates and assumptions that affect the reported amounts of assets, liabilities, revenues and expenses, and the disclosure of contingent assets and liabilities in the financial statements and accompanying notes. Although these estimates are based on management's knowledge of current events and actions that may be undertaken in the future, actual results may ultimately differ from estimates.

2. Summary of Significant Accounting Policies

The accounting policies adopted have been applied consistently throughout the two reporting periods contained in the financial report with the exception of AASB 132 "Financial Instruments: Disclosure and Presentation" and AASB 139 "Financial Instruments: Recognition and Measurement" which are only applicable from 1 January 2005.

a) Revenue

Revenue is recognised to the extent that it is probable that economic benefits will flow to the Group, at the point where a right to consideration or compensation has been established and where the amount of the revenue can be reliably measured. The following specific recognition criteria must also be met before revenue is recognised –

i) Sale of goods and materials
Revenue is recognised when the significant risks and rewards of ownership of the goods have passed to the buyer and the amount of revenue can be measured reliably.

ii) Rendering of services
Revenue from installation and maintenance of equipment is recognised when the services have been performed and the amount can be measured reliably.

Cash Flow Statements

Coca-Cola Amatil Limited and its controlled entities

For the financial year ended 31 December 2005

	Refer Note	CCA Group 2005 $M	2004 $M
Inflows/(outflows)			
Cash flows from operating activities			
Receipts from customers		**4,077.6**	3,540.1
Payments to suppliers and employees		**(3,360.7)**	(2,874.0)
Dividends received		**0.8**	1.5
Finance income received		**10.8**	17.7
Interest and other finance costs paid		**(145.6)**	(127.5)
Income taxes paid		**(147.7)**	(176.8)
Net cash flows from operating activities		**435.2**	381.0
Cash flows from investing activities			
Proceeds from –			
disposal of a surplus South Korean Property		**–**	58.3
disposal of property, plant and equipment		**10.2**	9.1
Payments for –			
additions of property, plant and equipment		**(296.7)**	(211.8)
acquisitions of entities and operations (net)	14	**(314.4)**	(43.9)
additions of other non-current assets		**(7.4)**	(0.1)
Net cash flows used in investing activities		**(608.3)**	(188.4)
Cash flows from financing activities			
Proceeds from issue of shares		**24.9**	31.0
Proceeds from borrowings		**1,996.8**	509.1
Borrowings repaid		**(1,616.1)**	(546.2)
Dividends paid		**(204.5)**	(169.9)
Net cash flows from/(used in) financing activities		**201.1**	(176.0)
Net increase in cash and cash equivalents		**28.0**	16.6
Cash and cash equivalents held at the beginning of the financial year		**279.3**	259.9
Exchange rate adjustments to cash and cash equivalents held at the beginning of the financial year		**6.5**	2.8
Cash and cash equivalents held at the end of the financial year	12	**313.8**	279.3

Notes appearing on pages 19 to 42 to be read as part of the financial statements.

Statements of Changes in Equity

Coca-Cola Amatil Limited and its controlled entities

For the financial year ended 31 December 2005

CCA Group		Equity attributable to members of Coca-Cola Amatil Limited					Outside equity interests	Total equity
	Refer Note	Share capital $M	Shares held by equity compensation plans $M	Reserves $M	Retained earnings/ (accumulated losses) $M	Total $M	$M	$M
At 1 January 2004 (AGAAP)	3i)	1,631.1	–	(419.0)	1,696.5	2,908.6	13.1	2,921.7
Adjustment on transition to all AIFRS net of tax, excluding AASB 132[1] and AASB 139[2]		–	(9.3)	430.6	(2,593.6)	(2,172.3)	(6.0)	(2,178.3)
At 1 January 2004 – adjusted	3i)	1,631.1	(9.3)	11.6	(897.1)	736.3	7.1	743.4
Transactions recognised directly in equity –								
Currency translation differences		–	–	46.5	–	46.5	(0.8)	45.7
Movement in –								
Unvested shares held by equity compensation plans		–	(0.7)	0.7	–	–	–	–
Share based remuneration plans		–	–	5.3	–	5.3	–	5.3
Total of transactions recognised directly in equity		–	(0.7)	52.5	–	51.8	(0.8)	51.0
Profit		–	–	–	276.6	276.6	0.4	277.0
Total changes in equity other than those arising from transactions with equity holders		–	(0.7)	52.5	276.6	328.4	(0.4)	328.0
Transactions with equity holders –								
Movement in ordinary shares	8	40.4	–	–	–	40.4	–	40.4
Dividends appropriated	9	–	–	–	(179.3)	(179.3)	–	(179.3)
Total of transactions with equity holders		40.4	–	–	(179.3)	(138.9)	–	(138.9)
At 31 December 2004	3i)	1,671.5	(10.0)	64.1	(799.8)	925.8	6.7	932.5
Adjustment on transition to AASB 132[1] and AASB 139[2], net of tax		–	–	(6.8)	(3.4)	(10.2)	–	(10.2)
At 1 January 2005 – adjusted		1,671.5	(10.0)	57.3	(803.2)	915.6	6.7	922.3
Transactions recognised directly in equity –								
Currency translation differences		–	–	59.2	–	59.2	–	59.2
Movement in –								
Unvested shares held by equity compensation plans		–	(1.9)	1.4	–	(0.5)	–	(0.5)
Share based remuneration plans		–	–	6.7	–	6.7	–	6.7
Derivatives		–	–	27.2	–	27.2	–	27.2
Total of transactions recognised directly in equity		–	(1.9)	94.5	–	92.6	–	92.6
Profit		–	–	–	320.5	320.5	–	320.5
Total changes in equity other than those arising from transactions with equity holders		–	(1.9)	94.5	320.5	413.1	–	413.1
Transactions with equity holders –								
Movement in ordinary shares	8	354.3	–	–	–	354.3	–	354.3
Cancellation of non-participating shares	8	(43.7)	–	–	–	(43.7)	–	(43.7)
Dividends appropriated	9	–	–	–	(214.5)	(214.5)	–	(214.5)
Acquisition of outside equity interests	14	–	–	–	–	–	(6.7)	(6.7)
Total of transactions with equity holders		310.6	–	–	(214.5)	96.1	(6.7)	89.4
At 31 December 2005		1,982.1	(11.9)	151.8	(697.2)	1,424.8	–	1,424.8

1 AASB 132 "Financial Instruments: Disclosure and Presentation", as applicable from 1 January 2005.

2 AASB 139 "Financial Instruments: Recognition and Measurement", as applicable from 1 January 2005.

Notes appearing on pages 19 to 42 to be read as part of the financial statements.

1. Basis of Financial Report Preparation

This financial report is a general purpose financial report which has been prepared in accordance with the requirements of the Corporations Act 2001 and Australian Accounting Standards.

This financial report does not include all notes of the type normally included within the annual financial report. As a result it should be read in conjunction with the 31 December 2004 annual financial report of CCA, which was prepared based on Australian Accounting Standards applicable before 1 January 2005 ("AGAAP") together with any public announcements made by CCA during the financial year ended 31 December 2005.

The financial report has been prepared on the basis of historical cost, except for derivative financial instruments which have been measured at fair value. The carrying values of recognised assets and liabilities that are hedged with fair value hedges are adjusted to record changes in the fair values attributable to the risks that are being hedged.

The financial report is presented in Australian dollars and all values are rounded to the nearest tenth of a million dollars unless otherwise stated under the option available to the Company under ASIC Class Order No. 98/100. The Company is an entity to which the class order applies.

a) Transition to AIFRS

i) Statement of compliance
The financial report complies with Australian Accounting Standards, which include Australian equivalents to International Financial Reporting Standards (AIFRS). Compliance with AIFRS ensures that the financial report, comprising the financial statements and notes thereto, complies with International Financial Reporting Standards.

This is the first annual financial report prepared based on AIFRS and comparatives for the financial year ended 31 December 2004 have been restated accordingly. A summary of the significant accounting policies of the Group under AIFRS is disclosed in Note 2.

Reconciliations of –

- AIFRS equity as at 1 January 2004 (the date of transition to AIFRS) and 31 December 2004; and
- AIFRS profit for the financial year ended 31 December 2004,

to the balances reported in the 31 December 2004 financial report prepared under AGAAP are detailed in Note 3.

ii) AASB 1 transitional exemptions
The Group has made the following elections in relation to the transitional exemptions allowed by AASB 1 "First-time Adoption of Australian Equivalents to International Financial Reporting Standards" –

- Business combinations
  AASB 3 "Business Combinations" was not applied retrospectively to past business combinations that occurred before the date of transition to AIFRS.

- Fair value of properties as deemed cost
  The Group has elected to carry properties at the date of transition to AIFRS at fair value, and use that fair value as deemed cost.

- Employee benefits
  The Group has elected to recognise all cumulative actuarial gains and losses on the Group's defined benefit superannuation plans at the date of transition to AIFRS, and apply the "corridor" approach to actuarial gains and losses post transition (refer to the Early adoption section in Note 1 iii).

- Cumulative translation differences
  The Group has elected to reset the foreign currency translation reserve to nil at the date of transition to AIFRS.

- Share based payment transactions
  AASB 2 "Share based Payment" is applied only to equity instruments granted after 7 November 2002 that had not vested on or before 1 January 2005.

2. Summary of Significant Accounting Policies continued

a) Revenue *continued*

iii) Interest
Revenue is recognised as the interest accrues.

iv) Dividends
Revenue is recognised when the shareholder's right to receive the payment is established.

v) Rental income
Rental income arising from equipment hire is accounted for over the term of the rental contract.

Terms of trade in relation to credit sales are on a weighted average of 30 days from the date of invoice. The Group operates in a number of diverse markets, and accordingly the terms of trade vary by country and business.

Revenue is recognised net of the discounts, allowances and applicable amounts of value added taxes such as the Australian goods and services tax.

b) Earnings per share (EPS)

Basic EPS is calculated as profit attributable to members of the Company divided by the weighted average number of ordinary shares, adjusted for any bonus element.

Diluted EPS is calculated as profit attributable to members of the Company divided by the weighted average number of ordinary shares and dilutive potential ordinary shares, adjusted for any bonus element.

c) Dividends

Dividends are recognised when an obligation to pay a dividend arises, following declaration of dividends by the Company's Board of Directors.

d) Foreign currency translations

Transactions in overseas currencies are converted to the applicable functional currency at the rate of exchange ruling at the date of each transaction. Foreign currency items in the balance sheets are converted at the rate of exchange ruling at balance date. Exchange rate gains or losses are brought to account in determining the net profit or loss in the period in which they arise; as are exchange gains or losses relating to cross currency swap transactions on monetary items.

Each entity in the Group determines its own functional currency and items included in the financial statements of each entity are measured using that functional currency.

The assets and liabilities of foreign controlled entities are translated by applying the rate ruling at balance date and revenue and expense items are translated at the average rate calculated for the period. The exchange differences arising on the re-translation are taken directly to equity in the foreign currency translation reserve. The foreign currency translation reserve for all foreign operations, through adoption of an election on the date of transition to AIFRS was deemed to be zero. On disposal of a foreign controlled entity, accumulated exchange differences are recognised in the income statements as a component of the gain or loss on disposal.

Both the functional and presentational currency of Coca-Cola Amatil Limited and its Australian controlled entities is Australian dollars.

e) Cash and cash equivalents

Cash and cash equivalents comprise cash balances and highly liquid investments with maturity of three months or less when purchased. For the purposes of the cash flow statements, cash and cash equivalents include cash on hand and in banks and investments in money market instruments, net of bank overdrafts.

2. Summary of Significant Accounting Policies continued

f) Recoverability of trade and other receivables

A provision for doubtful debts is raised where the collection of the full amount of the debt is no longer probable. Bad debts are written off to the income statements as incurred.

g) Inventories

Inventories are stated at the lower of cost (including fixed and variable factory overheads where applicable) and net realisable value. Cost is determined on the basis of first-in-first-out, average or standard, whichever is the most appropriate in each case.

Net realisable value is the estimated selling price in the ordinary course of business, less the cost of completion and selling expenses.

Costs of inventories include the transfer from equity of gains or losses on qualifying cash flow hedges relating to inventory purchases.

h) Investments in controlled entities

Shares in controlled entities, as recorded in CCA Entity (Coca-Cola Amatil Limited) accounts, to be found in the full annual report, are carried at cost.

i) Investments in bottlers' agreements

Investments in bottlers' agreements are carried at cost.

Investments in bottlers' agreements are not amortised as they are considered to have an indefinite life but are tested annually for any impairment in the carrying amount.

j) Property, plant and equipment

Property, plant and equipment is recorded at cost. Subsequent expenditure is added to the carrying value of the asset when it is probable that future economic benefits, in excess of the original assessed standard of performance of the existing asset, will flow to the operation. All other subsequent expenditure is expensed in the period in which it is incurred.

Property, plant and equipment, other than freehold land, is depreciated or amortised on a straight line basis at various rates dependent upon the estimated average useful life for that asset to the Group. The estimated useful lives of each class of asset are as follows –

Freehold and leasehold buildings	20 to 50 years
Plant and equipment	3 to 15 years

An item of property, plant and equipment is derecognised upon disposal or when no future economic benefits are expected to arise from the continued use of the asset. Any gain or loss arising on derecognition of the asset (calculated as the difference between the net disposal proceeds and the carrying amount of the item) is included in the income statements in the financial year the item is derecognised.

k) Leased assets

Finance leases are those which effectively transfer from the lessor to the lessee substantially all the risks and benefits incidental to ownership of the leased property. There are no material finance leases within the Group.

Operating leases are those where the lessor effectively retains substantially all the risks and benefits incidental to ownership of the leased property.

Operating lease payments are charged against profits as incurred.

2. Summary of Significant Accounting Policies continued

l) Non-current assets held for sale

A non-current asset is classified as held for sale if its carrying amount will be recovered principally through a sale transaction rather than through continuing use, and is measured at the lower of its carrying amount and fair value less costs to sell. Non-current assets held for sale are not depreciated.

m) Intangible assets

Intangible assets acquired separately are capitalised at cost and from a business combination are capitalised at fair value as at the date of acquisition. Following initial recognition, the cost model is applied to each class of intangible assets. The useful lives of these intangible assets are assessed to be either finite or indefinite. Where amortisation is charged on assets with finite lives, this expense is taken to the income statements, and charged on a straight-line basis.

Intangible assets, excluding software development costs, created within the business are not capitalised and costs taken to the income statements when incurred.

Intangible assets with indefinite lives are tested for impairment at least annually at the cash generating unit level. Useful lives are also examined on an annual basis and adjustments, where applicable, are made on a prospective basis.

Software development costs incurred on an individual project are carried forward when future recoverability can reasonably be assured. Following the initial recognition of software development costs, the cost model is applied requiring the asset to be carried at cost less any accumulated amortisation and accumulated impairment losses. Any costs carried forward are amortised over the assets' useful economic lives.

The carrying value of software development costs is reviewed for impairment annually when an asset is not in use or more frequently when an indicator of impairment arises during a reporting period indicating that the carrying value may not be recoverable.

Gains or losses arising from derecognition of an intangible asset are measured as the difference between the net disposal proceeds and the carrying amount of the asset and are recognised in the income statements when the asset is derecognised.

The estimated useful lives of existing finite intangible assets are as follows –

Customer lists	5 to 10 years
Brand names	10 years
Intellectual property	5 years
Software development costs	1 to 7 years

n) Goodwill

Goodwill is the excess of the cost of an acquisition over the fair value of the net assets acquired. Goodwill is not amortised but will be tested annually or more frequently if required, for any impairment in the carrying amount. Impairment is determined by assessing the recoverable amount of the cash generating unit to which the goodwill relates.

Goodwill arising on the acquisition of controlled entities is treated as an asset of the controlled entity. These balances are denominated in the currency of the controlled entity and are translated to Australian dollars on a consistent basis with the other assets and liabilities held by the controlled entity.

o) Recoverable amount of assets

At each reporting date, the Group assesses whether there is an indication that an asset may be impaired. Where an indicator of impairment exists or where annual impairment testing for an asset is required, the Group makes a formal estimate of the recoverable amount. An impairment loss is recognised for the amount by which the carrying amount of an asset exceeds recoverable amount, which is defined as the higher of an assets' fair value less costs to sell or value in use. For the purpose of assessing impairment, assets are grouped at the level for which there are separately identifiable cash flows.

An impairment loss is recognised in the income statements.

2. Summary of Significant Accounting Policies continued

p) Trade and other payables

Liabilities are brought to account for amounts payable in relation to goods received and services rendered, whether or not billed to the Group at reporting date. Terms of trade in relation to payables are on a weighted average of 45 days from the date of invoice. The Group operates in a number of diverse markets, and accordingly the terms of trade vary by country and business.

q) Provisions

Provisions are recognised when the Group has a present obligation as a result of a past event, and it is probable that an outflow of economic benefits will be required to settle the obligation and a reliable estimate can be made of the amount of the obligation. Where the Group expects a provision to be reimbursed, the reimbursement is recognised as a separate asset but only when the reimbursement is virtually certain. Where material, the effect of the time value of money is taken into account in measuring provisions by discounting the expected future cash flows at a rate which reflects both the risks specific to the liability, and current market assessments of the time value of money. Where discounting is applied, increases in the balance of provisions attributable to the passage of time are recognised as an interest cost.

r) Employee benefits

Provision is made for employee benefits accumulated as a result of employees rendering services up to balance date including related on-costs. The benefits include wages and salaries, incentives, compensated absences and other benefits, which are charged against profits in their respective expense categories when services are provided or benefits vest with the employee. The provision for employee benefits is measured at the remuneration rates expected to be paid when the liability is settled. Benefits expected to be settled after twelve months from the reporting date are measured at the present value of the estimated future cash outflows to be made in respect of services provided by employees up to the reporting date.

s) Employee benefits – pensions and post retirement benefits

The Group operates a number of defined benefit and defined contribution superannuation plans. The defined benefit plans are made up of both funded and unfunded plans. The assets of funded schemes are held in separate trustee-administered funds and are financed by payments from employees and/or the relevant Group companies, after taking into account the recommendations of independent qualified actuaries.

For defined benefit plans, pension costs are assessed using the projected unit credit method. Under the "corridor" approach, actuarial gains and losses are recognised as income or expense, when the cumulative unrecognised actuarial gains or losses for each individual plan exceed 10% of the defined benefit obligation or the fair value of plan assets, in accordance with the valuations made by qualified actuaries. The defined benefit obligations are measured at the present value of the estimated future cash flows using interest rates on government bonds, which have terms to maturity approximating the terms of the related liability. Actuarial gains and losses arising from experience adjustments or changes in assumptions are recognised over the average remaining service lives of employees. Past service cost is recognised immediately to the extent that the benefits are already vested and otherwise amortised over the average remaining service lives of the employees.

The Group's contributions made to defined contribution superannuation plans are charged against profits as incurred.

t) Employee benefits – equity compensation plans

No expense is recognised in respect of share options granted before 7 November 2002 and/or vested before 1 January 2005. The shares are recognised when the options are exercised and the proceeds received are allocated to share capital.

Employer contributions to the Employees Share Plan are charged as an employee benefits expense over the vesting period. Any amount of unvested shares held by the trust are controlled by the Group until they vest and are recorded at cost in the balance sheets within equity as shares held by equity compensation plans until they vest. The amount relating to the unvested obligation is recorded at balance date within equity as an adjustment to the equity compensation reserve until they vest. No gain or loss is recognised in the income statements on the purchase, sale, issue or cancellation of CCA's own equity instruments.

Shares granted under the Long Term Incentive Share Plan are measured by reference to the fair value of the shares at the date at which they are granted. The fair value is determined by an external valuer using the Monte Carlo simulation methodology. The cost of shares is charged as an employee benefit expense over the vesting period together with a corresponding increase in the equity compensation reserve, ending on the date on which the relevant employees become entitled to the award.

2. Summary of Significant Accounting Policies continued

t) Employee benefits – equity compensation plans continued

The cumulative expense recognised for equity-settled transactions at each reporting date until vesting date reflects the extent to which the vesting period has expired and CCA's best estimate of the number of equity instruments that will ultimately vest. No adjustment is made for the likelihood of market performance conditions being met as the effect of these conditions is included in the determination of fair value at grant date. The income statements charge or credit for a period represents the movement in cumulative expense recognised as at the beginning and end of that period.

No expense is recognised for awards that do not ultimately vest, except for awards where vesting is only conditional upon a market condition.

u) Share capital

Issued and paid up capital is recognised at the fair value of the consideration received by the Company, less transaction costs.

v) Income tax

i) Current income tax

Current income tax liability or asset represents amounts payable or receivable in relation to income taxes attributable to taxable profits of the current or prior financial years, less instalments of income tax paid.

ii) Deferred income tax

Deferred income tax is provided for using the liability method for all temporary differences arising between the tax bases of assets and liabilities and their carrying value for financial reporting purposes. Tax rates enacted or substantively enacted at the balance sheet date are used to determine deferred income tax.

Deferred income tax assets are recognised to the extent that it is probable that future taxable profit will be available against which temporary differences can be utilised.

Deferred income tax liabilities are recognised for all taxable temporary differences, except where the deferred income tax liability arises from the initial recognition of an asset or liability in a transaction, other than a business combination, and at the time of the transaction affects neither accounting profit nor taxable profit or loss.

Deferred income tax is provided on temporary differences arising on investments in controlled entities, except where the timing of the reversal of temporary differences can be controlled and it is probable that the temporary difference will not reverse in the foreseeable future.

Deferred income tax assets and liabilities are offset when the deferred assets and liabilities are recorded in relation to a particular jurisdiction.

Current and deferred income taxes relating to transactions recorded in equity, are recorded in the matching class of equity.

w) Derivative financial instruments

The Group enters into derivative transactions, principally interest rate swaps and forward currency contracts. The purpose is to manage the interest rate and currency risks arising from the Group's operations and its sources of finance. Derivative transactions are not entered into for speculative purposes.

The main risks arising from the Group's financial instruments are interest rate, liquidity, foreign currency, commodity and credit risks.

For the year ended 31 December 2005

All derivative financial instruments are initially recognised in the balance sheets at cost and are subsequently remeasured to their fair value. Changes in the fair value of derivative financial instruments are recognised either in the income statements or in equity depending on whether the derivative financial instrument qualifies for hedge accounting, and if so, whether it qualifies as a fair value hedge or a cash flow hedge.

2. Summary of Significant Accounting Policies *continued*

w) Derivative financial instruments continued

For the year ended 31 December 2005 continued

Changes in the fair values of derivative financial instruments that are designated and which qualify as fair value hedges and are highly effective, are recorded in the income statements along with the portions of the changes in the fair value of the hedged items that related to the hedged risks. Changes in the fair values of derivative financial instruments that are designated and qualify as cash flow hedges, to the extent that they are effective as hedges, are recorded in equity. The gains and losses that are recognised in equity are transferred to the income statements in the same period in which the hedged item affects earnings. On sale, expiry, or de-designation of a derivative instrument, the cumulative gains or losses are maintained in equity until such time as the forecast transaction impacts earnings. If the forecast transaction is no longer expected to occur, the cumulative gain or loss is transferred to earnings. Changes in the fair values of derivative financial instruments not qualifying for hedge accounting are reported in the income statements.

The Group documents at inception of the transaction the relationship between hedging instruments and hedged items, as well as its risk management objective and strategy for undertaking various hedge transactions. The process includes linking all derivative financial instruments designated to specific firm commitments or forecast transactions. The Group also documents its assessment both at the hedge inception and on an ongoing basis, of whether the derivative financial instruments that are used in hedge accounting are highly effective in offsetting changes in fair value or cash flows of hedged items.

For the year ended 31 December 2004

i) Interest rate derivatives

Interest payments and receipts arising from interest rate derivatives are recognised on an accrual basis as an adjustment to interest expense during the period. The premiums paid or received and any realised costs or benefits are amortised over the term of the agreement, as are gains and losses associated with financial futures.

ii) Foreign exchange derivatives

Costs and benefits arising from foreign exchange derivatives for expense and revenue transactions are brought to account in the income statements over the term of the agreement. For transactions to hedge specific capital or borrowing requirements, any costs or benefits resulting from the agreement forms part of the initial asset or liability carrying value.

iii) Commodity derivatives

The use of commodity derivatives gives rise to gains and losses on revaluation of the contract. These gains and losses are brought to account in the cost price of the commodity within the period the underlying transaction is being recorded.

x) Interest bearing liabilities and other borrowings

For the year ended 31 December 2005

All loans and borrowings are initially recognised at cost, being the fair value of the consideration received net of issue costs associated with the borrowing.

After initial recognition, interest bearing loans and borrowings are subsequently measured at amortised cost using the effective interest method. Amortised cost is calculated by taking into account any issue costs, and any discount or premium on settlement.

Gains and losses are recognised in the income statements when the liabilities are derecognised and as well as through the amortisation process.

For the year ended 31 December 2004

Loans and borrowings are measured at cost. Interest costs are recognised as an expense as incurred, except where interest costs are included in the costs of qualifying assets.

y) Finance costs

Finance costs are recognised as expenses in the period in which they are incurred, except where they are included in the costs of qualifying assets.

3. Impact of Adoption of AIFRS

The impacts of adopting AIFRS on total equity, balance sheet classifications, profit after tax and on the cash flow statements as reported under Australian Accounting Standards applicable before 1 January 2005 (AGAAP) are illustrated below –

i) Reconciliation of total equity as presented under AGAAP to that under AIFRS

	CCA Group	
	31 Dec 2004 $M	1 Jan 2004 $M
Total equity under AGAAP	3,114.2	2,921.7
Adjustments to equity –		
A) Derecognition of 1999 revaluation increments of investments in bottlers' agreements (IBAs)	(1,914.5)	(1,914.5)
B) Deferred income taxes on IBAs	(263.6)	(263.6)
C) Recognition of share based remuneration plans in equity reserve	17.6	11.6
D) Recognition of shares held by equity compensation plans	(10.0)	(9.3)
E) Derecognition of deferred expenses	(7.8)	(5.1)
F) Change in rental revenue recognition policy	(6.7)	(7.1)
G) Restatement of defined benefit superannuation plans' net deficit	6.5	5.5
H) Deferred income taxes on previous property revaluations	6.1	6.1
I) Recognition of depreciation on idle assets	(6.0)	(5.3)
J) Movement in foreign currency translation reserve (FCTR) arising from restatement of balances under AIFRS	(5.0)	–
K) Derecognition of research and training costs	(4.6)	(5.9)
L) Change in deferred income taxes relating to other AIFRS adjustment items	4.2	5.7
M) Recognition of revaluation and depreciation on properties no longer held for sale	1.3	0.7
N) Write back of goodwill amortisation	0.5	–
O) Employee benefits adjustment	0.3	–
P) Recognition of deferred income tax assets previously derecognised	–	2.9
Total equity under AIFRS	932.5	743.4

A) Under AASB 138 "Intangible Assets", any revaluations performed on an intangible asset must meet certain criteria, including having an active market. In 1999, CCA revalued its IBAs to fair value as permitted under AGAAP. Under AIFRS, CCA's IBAs are deemed to be unique and to have no active market in existence. Therefore, all previous IBA revaluation increments were reversed on transition to AIFRS.

B) Temporary differences have arisen on certain IBAs under AASB 112 "Income Taxes". This is due to a difference in the carrying value and the respective tax base, of each IBA. This has resulted in an increase in deferred income tax liability.

C) AASB 2 "Share based Payment" requires an expense to be recognised for services received in a share-based payment transaction when the services are received, with a corresponding increase in equity for an equity settled transaction. CCA previously recognised the liability for shares granted under the Long Term Incentive Share Plan (LTISP) as an employee benefit. The LTISP meets the definition of an equity settled transaction and accordingly the fair value at grant date has been transferred to a separate component of equity.

3. Impact of Adoption of AIFRS continued

i) *Reconciliation of total equity as presented under AGAAP to that under AIFRS continued*

D) Urgent Issues Group (UIG) Interpretation 112 "Consolidation Special Purpose Entities" requires consolidation of the trust that administers the Employees Share Plan (ESP). The unvested shares held by the trust are recognised as being controlled by the Group until they vest and are now recorded at cost in the balance sheets within equity. CCA previously recognised the expense of the ESP as incurred and trust accounts were not consolidated. The amount relating to the unvested obligation of the trust is recorded in equity (refer note C).

E) Certain deferred expenses were recognised under AGAAP, but do not qualify for recognition under AASB 138 "Intangible Assets".

F) Revenue from long term rental contracts is now accounted for over the term of the rental contract. Previously, this revenue was recognised upon receipt of the upfront rental income.

G) A defined benefit superannuation plan asset and/or liability is recognised under AASB 119 "Employee Benefits". Under AIFRS, this is measured by a regular actuarial assessment, in comparison to AGAAP which permitted the use of estimates outside the required triennial actuarial review periods.

H) Temporary differences are now accounted for on increments and decrements of previously revalued properties under AASB 112 "Income Taxes".

I) Idle assets or assets retired from active use, must be depreciated under AASB 116 "Property, Plant and Equipment". Under AGAAP, such assets ceased being depreciated.

J) On the date of transition to AIFRS, CCA elected under AASB 1 "First-time Adoption of Australian Equivalents to International Financial Reporting Standards", to deem cumulative translation differences for all foreign operations to be zero. AASB 121 "The Effects of Changes in Foreign Exchange Rates" required the FCTR to be restated for all adjustments made under AIFRS.

K) AASB 138 "Intangible Assets" prohibits the recognition of intangible assets arising from research activities (or the research phase of an internal project). The costs of such research activities must be expensed when incurred. Under AGAAP, research costs could be capitalised where the benefits were beyond any reasonable doubt. AASB 138 "Intangible Assets" specifically prohibits the capitalisation of training costs.

L) AASB 112 "Income Taxes" adopts a "balance sheet approach" to accounting for income taxes. Each of the adjusting entries made on the date of transition to AIFRS or during the comparative year were required to be tax effected. On transition, adjustments were made against retained earnings. In the comparative year for transactions recognised in profit or loss, any related tax effects were also recognised in profit or loss. For transactions recognised directly in equity, any related tax effects are also recognised directly in equity.

M) The carrying amounts of non-current assets held for sale no longer meeting that classification criterion have been adjusted by restating depreciation expense and revaluation increments and decrements that would have been recorded had the assets not been classified as held for sale under AASB 5 "Non-current Assets Held for Sale and Discontinued Operations".

N) Goodwill is no longer amortised from the date of transition to AIFRS under AASB 3 "Business Combinations", but was amortised under AGAAP.

O) AASB 119 "Employee Benefits" provides wages and salaries, annual leave and sick leave as examples of short term employee benefits. Liabilities for short term employee benefits are to be measured at nominal amounts, whilst liabilities for long term employee benefits are to be measured at present value. Under AGAAP, wages and salaries, annual leave and sick leave were always measured at nominal amounts.

P) AASB 112 "Income Taxes" requires that a deferred tax asset must be recognised for all deductible temporary differences to the extent that it is probable that taxable profits will be available against which the deductible temporary difference can be utilised. Under AGAAP, a deferred tax asset was recognised when there was virtual certainty that taxable profits would be available. As a result, deferred income tax assets were previously accounted for as a credit to tax expense. The probable criterion under AIFRS is less stringent than the virtual certainty criterion under AGAAP.

3. Impact of Adoption of AIFRS *continued*

ii) Adjustments to balance sheet classifications at 1 January 2004

CCA Group	Assets						Liabilities		
Nature	Inventories $M	Prepayments (current and non-current) $M	Non-current assets held for sale $M	Property, plant and equipment $M	Intangible assets $M	Deferred income tax assets $M	Current income tax liabilities $M	Accrued charges $M	Deferred income tax liabilities $M
Assets held for sale separate disclosure on the face of the balance sheets	(25.1)	–	25.1	–	–	–	–	–	–
Land and buildings no longer meeting held for sale recognition criteria	(11.3)	–	–	11.3	–	–	–	–	–
Reclassification of assets characterised as intangible assets	–	(4.5)	–	(20.6)	25.1	–	–	–	–
Reclassification of the provision for withholding tax	–	–	–	–	–	–	(54.6)	–	54.6
Offsetting of deferred income tax assets and liabilities by tax jurisdiction	–	–	–	–	–	(46.7)	–	–	(46.7)
Other	(1.5)	(0.2)	–	1.3	–	–	–	(0.4)	–
Total	(37.9)	(4.7)	25.1	(8.0)	25.1	(46.7)	(54.6)	(0.4)	7.9

iii) Reconciliation of profit after tax under AGAAP to that under AIFRS

	CCA Group 2004 $M
Profit under AGAAP	280.7
A) Derecognition of deferred expenses	(2.7)
B) Change in rental revenue recognition policy	0.4
C) Restatement of defined benefit superannuation plan net deficit	1.0
D) Recognition of depreciation on idle assets	(0.7)
E) Derecognition of research and training costs	1.3
F) Tax expense relating to AIFRS changes in deferred tax accounts	(1.5)
G) Adjustment on properties no longer held for sale	0.6
H) Write back of goodwill amortisation	0.5
I) Employee benefit adjustments	0.3
J) Recognition of deferred income tax assets previously derecognised	(2.9)
Profit under AIFRS	277.0

A) Certain deferred expenses were capitalised under AGAAP, but do not qualify for recognition under AASB 138 "Intangible Assets". The derecognition of deferred expenses during the period has resulted in a decrease in profit.

B) Revenue from long term rental contracts is now accounted for over the term of the rental contract. Previously, this revenue was recognised at the commencement of the rental contract.

C) A defined benefit superannuation plan asset and/or liability is recognised under AASB 119 "Employee Benefits". Under AIFRS, this is measured by a regular actuarial assessment, in comparison to AGAAP which permitted the use of estimates outside the required triennial actuarial review periods.

D) Idle assets must be depreciated under AASB 116 "Property, Plant and Equipment". Under AGAAP, assets ceased being depreciated when recognised as idle. The resulting depreciation on idle assets has resulted in a decrease in profit.

3. Impact of Adoption of AIFRS continued

iii) Reconciliation of profit after tax under AGAAP to that under AIFRS continued

E) AASB 138 "Intangible Assets" prohibits the recognition of intangible assets arising from research activities (or the research phase of an internal project). The costs of such research activities must be expensed when incurred. Under AGAAP, research costs could be capitalised where the benefits were beyond any reasonable doubt. The derecognition of research and training costs has resulted in an increase in profit.

F) The tax effect of the adjustments above has resulted in an increase of $1.5 million in deferred tax expense for the financial year ended 31 December 2004 for the Group.

G) The carrying amounts of non-current assets held for sale no longer meeting that classification criterion have been adjusted by restating for revaluations and depreciation expense that would have been incurred had the asset not been held for sale under AASB 5 "Non-current Assets Held for Sale and Discontinued Operations". The adjustment for revaluations and depreciation expense has resulted in an increase in profit.

H) Goodwill is not amortised under AASB 3 "Business Combinations", but was amortised under AGAAP. The reversal of amortisation expense has resulted in an increase in profit.

I) Under AASB 119 "Employee Benefits", short term employee benefits are employee benefits (other than termination benefits) which fall due wholly within twelve months after the end of the period in which the employees render the related service. Liabilities for short term employee benefits are to be measured at nominal amounts, whilst liabilities for long term employee benefits are to be measured at present value. In comparison, AGAAP required wages and salaries, annual leave and sick leave to be measured at nominal amounts in all circumstances. The change in classification and subsequent measurement resulted in an increase in profit.

J) Deferred income tax assets recognised on the date of transition to AIFRS were recognised during the financial year ended 31 December 2004 in the AGAAP financial statements.

iv) Explanation of adjustments between the cash flow statements presented under AIFRS and those presented under AGAAP

There are no material differences between the cash flow statements presented under AIFRS and those presented under AGAAP, with the exception of a change in the amounts considered to fall under the definition of cash and cash equivalents. The balance of cash and cash equivalents at the date of transition to AIFRS included a loan balance of $300.0 million. Under AIFRS, this amount is not considered to form part of cash and cash equivalents as defined in AASB 107 "Cash Flow Statements".

	CCA Group	
	2005	2004
	$M	$M

4. Revenues

Sales revenue		
Beverages	**3,635.6**	3,450.1
Food	**351.9**	–
	3,987.5	3,450.1
Other revenue		
Sales of materials	**90.5**	51.5
Rendering of services	**6.0**	3.4
Rental and other trading revenue	**64.8**	18.6
Dividend income from other corporations	**0.8**	1.5
Total other revenue	**162.1**	75.0
Total revenues – before finance income	**4,149.6**	3,525.1
Finance income from non-related parties	**10.6**	17.7
Total revenues	**4,160.2**	3,542.8

5. Expenses and Income Statement Disclosures

Profit before income tax expense has been arrived at after including –

a) Expenses

Cost of goods sold		
Beverages	**1,955.7**	1,817.5
Food	**265.5**	–
Materials	**86.4**	49.7
	2,307.6	1,867.2
Selling	**626.3**	547.7
Warehousing and distribution	**394.7**	339.4
Administration and other	**250.4**	252.1
Total expenses – before finance costs	**3,579.0**	3,006.4
Finance costs		
Finance costs non-related parties	**149.2**	126.8
Other finance costs	**1.9**	1.9
Total finance costs	**151.1**	128.7
Total expenses	**3,730.1**	3,135.1

5. Expenses and Income Statement Disclosures continued

Profit before income tax expense has been arrived at after including –

	CCA Group 2005 $M	2004 $M
b) Income statement disclosures		
Amortisation expense		
Customer lists	**0.1**	–
Brand names	**0.3**	0.6
Intellectual property	**0.4**	0.2
Software development costs	**3.9**	5.3
Total amortisation expense	**4.7**	6.1
Depreciation expense		
Buildings	**9.1**	6.1
Plant and equipment	**168.8**	154.2
Total depreciation expense	**177.9**	160.3
Bad and doubtful debts expense		
Trade receivables	**3.3**	2.4
Rentals – operating leases	**57.5**	37.2
Defined benefit superannuation plan expenses	**10.5**	14.1
Defined contribution superannuation plan expenses	**33.1**	27.1
Employees Share Plan expenses	**5.7**	5.3
Long Term Incentive Share Plan expenses	**6.5**	5.3
Employee benefits expense	**50.7**	61.2
Net foreign exchange gains	**(7.9)**	(1.9)
Write (back)/down of inventories to net realisable value	**(0.4)**	0.6
Write down of investments to recoverable amounts	**0.1**	0.3
(Profit)/loss from disposal of –		
a surplus South Korean property	**–**	(35.2)
other property, plant and equipment	**1.1**	13.3
intangible assets	**0.1**	–
Rationalisation of certain non-profitable cold drink equipment in South Korea	**–**	23.6
Rationalisation of returnable containers and deposits in Indonesia and South Korea	**–**	11.2
Impairment of goodwill	**–**	2.1

	2005 $M	2004 $M
c) Significant items		
Profit from disposal of a surplus South Korean property	**–**	(35.2)
Rationalisation of certain non-profitable cold drink equipment in South Korea	**–**	23.6
Rationalisation of returnable containers and deposits in Indonesia and South Korea	**–**	11.2
Total significant items	**–**	(0.4)

	CCA Group	
	2005 $M	2004 $M
6. Income Tax Expense		
The prima facie income tax expense reconciles to income tax provided as follows –		
Prima facie income tax expense on profit at the Australian rate of 30%	**129.0**	122.3
Tax effect of permanent differences –		
Non-allowable expenses	**3.3**	5.0
Other items	**(0.1)**	(1.2)
Overseas tax rates differential	**1.9**	2.6
Overseas withholding tax	**(10.7)**	9.5
Overseas withholding tax (related to Cyprus restructure)[1]	**(11.2)**	–
Deductible temporary differences –		
Movement in derecognised amounts	**3.2**	(1.2)
Previously derecognised, now recognised	**–**	(0.1)
Adjustments for current income tax of prior periods	**(5.8)**	(6.2)
Income tax expense	**109.6**	130.7
Income tax expense comprises –		
Income tax expense before significant items	**109.6**	132.6
Significant items	**–**	(1.9)
	109.6	130.7
Income tax expense comprises –		
Current expense	**129.2**	127.6
Deferred expense/(benefit)	**(13.8)**	9.3
Adjustments for current income tax of prior periods	**(5.8)**	(6.2)
	109.6	130.7

1 Represents the withholding tax benefit arising from CCA Ltd interposing CCKBC Holdings Ltd (a company incorporated in Cyprus) between itself and the two intermediate holdings companies, CCKBC (Netherlands) Holdings I BV and CCKBC (Netherlands) Holdings II BV, of CCA Group's South Korean business Coca-Cola Korea Bottling Company, Ltd.

7. Financial Reporting by Geographic and Business Segments

	Revenue from sales of beverages and food		Other revenue		Total revenues before finance income	
	2005 $M	2004 $M	**2005 $M**	2004 $M	**2005 $M**	2004 $M
Beverage business						
Australia	**2,125.1**	2,041.6	**52.5**	13.7	**2,177.6**	2,055.3
Pacific[1]	**451.9**	427.2	**0.6**	0.5	**452.5**	427.7
South Korea	**630.7**	561.5	**6.5**	5.3	**637.2**	566.8
Indonesia & PNG	**427.9**	419.8	**6.7**	4.7	**434.6**	424.5
Total beverage	**3,635.6**	3,450.1	**66.3**	24.2	**3,701.9**	3,474.3
Food business						
SPCA[2] Australia	**351.9**	–	**5.0**	–	**356.9**	–
Total food	**351.9**	–	**5.0**	–	**356.9**	–
Corporate/unallocated	**–**	–	**90.8**	50.8	**90.8**	50.8
Total CCA Group	**3,987.5**	3,450.1	**162.1**	75.0	**4,149.6**	3,525.1

	Earnings before interest, tax and significant items		Significant items[3]		Segment result – earnings before interest and tax	
	2005 $M	2004 $M	**2005 $M**	2004 $M	**2005 $M**	2004 $M
Beverage business						
Australia	**455.5**	432.5	**–**	–	**455.5**	432.5
Pacific[1]	**72.0**	81.9	**–**	–	**72.0**	81.9
South Korea	**(6.6)**	4.6	**–**	6.7	**(6.6)**	11.3
Indonesia & PNG	**42.9**	32.4	**–**	(6.3)	**42.9**	26.1
Total beverage	**563.8**	551.4	**–**	0.4	**563.8**	551.8
Food business						
SPCA[2] Australia	**45.7**	–	**–**	–	**45.7**	–
Total food	**45.7**	–	**–**	–	**45.7**	–
Corporate/unallocated	**(38.9)**	(33.1)	**–**	–	**(38.9)**	(33.1)
Total CCA Group	**570.6**	518.3	**–**	0.4	**570.6**	518.7

	Assets		Liabilities		Net assets	
	2005 $M	2004 $M	**2005 $M**	2004 $M	**2005 $M**	2004 $M
Beverage business						
Australia	**2,092.4**	1,925.4	**472.3**	395.7	**1,620.1**	1,529.7
Pacific[1]	**459.7**	447.2	**66.6**	74.4	**393.1**	372.8
South Korea	**1,001.4**	900.3	**139.6**	113.3	**861.8**	787.0
Indonesia & PNG	**423.8**	346.7	**129.0**	118.6	**294.8**	228.1
Total beverage	**3,977.3**	3,619.6	**807.5**	702.0	**3,169.8**	2,917.6
Food business						
SPCA[2] Australia	**863.6**	–	**71.5**	–	**792.1**	–
Total food	**863.6**	–	**71.5**	–	**792.1**	–
Corporate/unallocated	**69.0**	43.8	**86.9**	61.8	**(17.9)**	(18.0)
Total segments	**4,909.9**	3,663.4	**965.9**	763.8	**3,944.0**	2,899.6
Assets and liabilities excluded from above[4]	**336.5**	282.1	**2,855.7**	2,249.2	**(2,519.2)**	(1,967.1)
Total CCA Group	**5,246.4**	3,945.5	**3,821.6**	3,013.0	**1,424.8**	932.5

Refer to the following page for footnote details.

7. Financial Reporting by Geographic and Business Segments continued

	Depreciation and amortisation expense		Other non-cash expenses		Additions and acquisitions of non-current assets[5]	
	2005 $M	2004 $M	**2005 $M**	2004 $M	**2005 $M**	2004 $M
Beverage business						
Australia	**88.6**	76.5	**26.8**	24.8	**225.0**	167.2
Pacific[1]	**17.1**	15.9	**3.4**	4.0	**26.2**	22.9
South Korea	**32.7**	31.8	**17.8**	48.1	**42.8**	34.6
Indonesia & PNG	**36.5**	41.5	**3.6**	18.1	**62.0**	25.9
Total beverage	**174.9**	165.7	**51.6**	95.0	**356.0**	250.6
Food business						
SPCA[2] Australia	**7.5**	–	**0.8**	–	**595.5**	–
Total food	**7.5**	–	**0.8**	–	**595.5**	–
Corporate/unallocated	**0.2**	0.7	**5.9**	9.9	**1.4**	–
Total CCA Group	**182.6**	166.4	**58.3**	104.9	**952.9**	250.6

1 The Pacific segment comprises the New Zealand and Fijian operations.
2 SPCA refers to SPC Ardmona Ltd and its controlled entities.
3 Significant items in prior year include the following –

	2004 $M
Profit from disposal of a surplus South Korean property	*35.2*
Rationalisation of certain non-profitable cold drink equipment in South Korea	*(23.6)*
Rationalisation of returnable containers and deposits in Indonesia and South Korea	*(11.2)*
	0.4

4 Assets and liabilities shown against each segment exclude current and deferred income tax balances and assets and liabilities which relate to the Group's financing activity.
5 Non-current assets comprise investments in securities, investments in bottlers' agreements, property, plant and equipment and intangible assets for this disclosure.

The Group operates in two business segments, being the beverage industry and food industry. Within the beverage industry, the Group manufactures, distributes and markets carbonated soft drinks, still and mineral waters, fruit juices and other alcohol-free beverages. From September 2005, CCA's beverage segment also includes the Grinders Coffee business. Grinders roasts, grinds, packs and sells coffee and provides coffee equipment and related services. Within the food industry, SPCA processes and markets fruit, vegetables and other food products.

For the financial year ended 31 December 2005

	CCA Group and CCA Entity			
	2005 No.	2004 No.	**2005 $M**	2004 $M
8. Issues of Ordinary Shares During the Financial Year				
Fully paid ordinary shares				
Balance at the beginning of the financial year	**707,689,757**	699,473,202	**1,627.8**	1,587.4
Shares issued in respect of –				
Dividend Reinvestment Plan[1]	**1,262,859**	1,441,741	**10.0**	9.4
Employees Share Plan	**–**	210,484	**–**	1.3
Executive Option Plan	**4,543,300**	6,564,330	**24.9**	29.7
Part consideration for purchase of SPC Ardmona Ltd	**34,208,783**	–	**275.7**	–
Cancellation of non-participating shares[2]	**–**	–	**43.7**	–
Total movement	**40,014,942**	8,216,555	**354.3**	40.4
Balance at the end of the financial year	**747,704,699**	707,689,757	**1,982.1**	1,627.8
Fully paid non-participating shares[2]	**–**	43,650,755	**–**	43.7
Total share capital			**1,982.1**	1,671.5

1 Dividend Reinvestment Plan

For the financial year ended 31 December 2005, the Dividend Reinvestment Plan provides shareholders with the opportunity to receive fully paid ordinary shares, in lieu of cash dividends, at a discount of 3% from market price at time of issue. Market price is the weighted average price of a specified ten day period prior to issue. Participation in the plan is capped to 100,000 shares per beneficial shareholder.

The last date of Election Notices under this Plan is 24 February 2006.

2 Non-participating shares

On 11 July 2005, the non-participating shares of the Company were cancelled, resulting in the share capital of the Company being reduced by $43,650. This reduction was effected and satisfied by the cancellation of 43,650,755 non-participating shares and the payment to the holders of 0.01¢ for each 10 non-participating shares held. The residual balance of share capital relating to non-participating shares was transferred to ordinary share capital.

Non-participating shares had no rights other than a right to a return of capital of $1 per non-participating share on a winding-up of the Company, but only after ordinary shareholders had received a return of capital of 50¢ plus $1.0 million in respect of each ordinary share. Consequently, non-participating shares had effectively no material value.

Non-participating shares had no par value.

	CCA Group and CCA Entity			
	2005		2004	
	¢	$M	¢	$M
9. Dividends Appropriated and Proposed				
a) Dividends appropriated during the financial year				
Final dividend in respect of prior financial year (franked to 100%) (2004: 75%)	**15.5**	**109.9**	13.0	91.2
Current year interim dividend on ordinary shares (franked to 100%) (2004: 100%)	**14.0**	**104.6**	12.5	88.1
		214.5		179.3

b) Dividends declared and not recognised as a liability

Since the end of the financial year, the Directors have declared the following dividend –

Class of share	Rate per share ¢	Franking per share ¢	Amount $M	Date payable
Ordinary	17.5	17.5	130.9	3 April 2006

	CCA Group	
	2005	2004
	$M	$M

10. Derivatives and Net Debt Reconciliation

a) Derivatives as per the balance sheets

	2005 $M	2004 $M
Derivative assets – current		
Non-debt related	**56.9**	–
Derivative assets – non-current		
Debt related	**–**	0.2
Derivative liabilities – current		
Debt related	**54.8**	73.7
Non-debt related	**26.5**	–
	81.3	73.7
Derivative liabilities – non-current		
Debt related	**91.7**	154.5
Total net derivative liabilities	**116.1**	228.0
Net derivative liabilities/(assets) comprises –		
Debt related	**146.5**	228.0
Non-debt related	**(30.4)**	–
Total net derivative liabilities	**116.1**	228.0

The 2004 derivative balances have not been restated to comply with AASB 132 "Financial Instruments: Disclosure and Presentation" and AASB 139 "Financial Instruments: Recognition and Measurement" as disclosed in the basis of financial report preparation Note 1a) ii).

b) Net debt reconciliation

	2005 $M	2004 $M
Cash assets	**(315.0)**	(279.9)
Net derivative liabilities – debt related	**146.5**	228.0
Interest bearing liabilities – current	**552.4**	377.3
Interest bearing liabilities – non-current	**1,748.8**	1,211.4
Total net debt	**2,132.7**	1,536.8

For the financial year ended 31 December 2005

	CCA Group 2005 $	2004 $
11. Net Tangible Asset Backing		
Net tangible asset backing per ordinary share – excluding IBAs	**(0.77)**	(0.73)
Net tangible asset backing per ordinary share – including IBAs	**1.25**	1.29

	2005 $M	2004 $M
12. Cash Flow Statements		
Reconciliation of cash and cash equivalents		
Cash assets	**315.0**	279.9
Bank overdrafts	**(1.2)**	(0.6)
Cash and cash equivalents held at the end of the financial year	**313.8**	279.3
Non-cash investing and financing activities		
Dividends satisfied by the issue of shares under the Dividend Reinvestment Plan	**10.0**	9.4
Shares issued as part consideration for purchase of SPC Ardmona Ltd	**275.7**	–
Other payables in relation to acquisitions (amounts to be paid post balance date)	**10.0**	–

	CCA Group	
	2005	2004
	$M	$M
13. Contingencies		
Contingent liabilities existed at the end of the financial year in respect of –		
Termination payments under service agreements	**12.5**	10.5
Other guarantees	**1.0**	1.3
Other contingent liabilities	**1.4**	–
	14.9	11.8

14. Changes in Composition of Entity

Acquisition of SPC Ardmona Ltd

CCA gained 100% control of SPC Ardmona Ltd on 25 February 2005. The purchase consideration for the acquisition, comprising cash and shares, totalled $523.5 million, including directly associated costs. CCA paid SPC Ardmona Ltd shareholders $2.05 in cash or 0.2936 of its own shares for each SPC Ardmona Ltd share.

In connection with the acquisition, CCA issued 34,208,783 ordinary shares with a fair value of $8.06 each based on the share price as at 25 February 2005.

From the date of acquisition, the SPCA ungeared business has contributed revenues of $356.9 million and net profit of $31.3 million to the Group.

Acquisition of Northern Territory Coca-Cola bottling agreement and related assets

CCA acquired the Northern Territory Coca-Cola franchise business assets of Parmalat Australia Ltd on 28 January 2005. The purchase consideration for the acquisition totalled $29.6 million, including directly associated costs.

From the date of acquisition, the Northern Territory franchise has contributed revenues of $27.2 million and net profit of $3.6 million to the Group.

Acquisition of CCA Indonesia outside equity interest

CCA acquired the remaining 4.84% interest in PT Coca-Cola Bottling Indonesia on 8 February 2005 for a purchase consideration of $30.0 million. The shares in this company were previously held by Indonesian parties who were bound by undertakings to CCA.

Acquisition of Grinders Coffee business (Grinders)

CCA acquired the business and assets of Grinders on 16 September 2005.

From the date of acquisition, Grinders has contributed revenues of $3.9 million and net profit of $0.3 million to the Group.

If all the above combinations had taken place at the beginning of the year, the estimated profit for the Group may have been $322.3 million and estimated revenue may have been $4,222.3 million.

14. Change in Composition of Entity continued

The fair value of the identifiable assets and liabilities of each acquisition as at the respective dates of acquisition are –

	SPCA		Other acquisitions[1]		Total
	Recognised on acquisition $M	Carrying value $M	Recognised on acquisition $M	Carrying value $M	Recognised on acquisition $M
Current assets					
Cash assets	8.9	8.9	–	–	8.9
Trade and other receivables	71.9	68.8	1.4	1.3	73.3
Inventories	203.9	241.5	2.8	3.0	206.7
Prepayments	9.4	10.1	–	–	9.4
Total current assets	294.1	329.3	4.2	4.3	298.3
Non-current assets					
Other receivables	0.3	0.5	–	–	0.3
Investments in bottlers' agreements	–	–	28.3	–	28.3
Property, plant and equipment	151.8	213.2	4.0	8.7	155.8
Intangible assets	99.3	76.2	3.0	0.3	102.3
Deferred income tax assets	24.5	–	0.2	–	24.7
Total non-current assets	275.9	289.9	35.5	9.0	311.4
Total assets	570.0	619.2	39.7	13.3	609.7
Current liabilities					
Trade and other payables	70.3	66.8	–	–	70.3
Interest bearing liabilities	0.4	0.4	–	–	0.4
Provisions	13.3	12.4	0.4	0.4	13.7
Accrued charges	50.9	38.9	0.5	–	51.4
Total current liabilities	134.9	118.5	0.9	0.4	135.8
Non-current liabilities					
Interest bearing liabilities	234.0	234.0	–	–	234.0
Provisions	–	1.0	–	–	–
Deferred income tax liabilities	–	5.0	–	–	–
Total non-current liabilities	234.0	240.0	–	–	234.0
Total liabilities	368.9	358.5	0.9	0.4	369.8
Net assets	201.1	260.7	38.8	12.9	239.9
Fair value of net assets	201.1		38.8		239.9
Goodwill arising on acquisition	322.4		40.0		362.4
Outside equity interests in equity acquired	–		6.7		6.7
	523.5		85.5		609.0
Consideration –					
Shares issued, at fair value	275.7		–		275.7
Cash paid	241.8		73.6		315.4
Deferred cash settlement	–		10.0		10.0
Costs associated with the acquisition	6.0		1.9		7.9
Total consideration	523.5		85.5		609.0
The net cash outflow on acquisition is as follows –					
Net cash acquired	8.9		–		8.9
Cash paid, including costs	(247.8)		(75.5)		(323.3)
Net cash outflow	(238.9)		(75.5)		(314.4)

1 Includes acquisition of the Northern Territory Coca-Cola franchise, CCA Indonesia outside equity interest and Grinders.

The goodwill is attributable to the high profitability of the acquired businesses, and synergies expected to arise after the acquisition. The fair value of assets and liabilities acquired was based on various methods depending on the asset or liability. For example, the fair value of intangible assets was based on discounted cash flow models.

The amounts recognised on acquisition above represent provisional assessments of the fair values of assets and liabilities acquired. These amounts will be finalised within twelve months from the respective date for each acquisition.

15. Compliance Statement

This report is based upon accounts that have been audited. The audit report, which is unqualified, will be made available with the Company's Annual Report.